                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                             MAYOR'S JEWELERS, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
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                         (Title of Class of Securities)

                                    45076109
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------

       1    The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 45076109                       13D             Page 2 of 6 Pages
------------------------------                           -----------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS*
                         WC
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
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  NUMBER OF          7            SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH                                       809,500
 REPORTING
PERSON WITH
             -------------------------------------------------------------------
                      8            SHARED VOTING POWER

                                               -0-
             -------------------------------------------------------------------
                      9            SOLE DISPOSITIVE POWER

                                               809,500
             -------------------------------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                               -0-
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      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         809,500
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      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.2%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON*

                         PN
================================================================================

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 45076109                       13D             Page 3 of 6 Pages
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================================================================================
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               WARREN G. LICHTENSTEIN
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
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      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
  NUMBER OF          7           SOLE VOTING POWER
   SHARES
BENEFICIALLY                                 809,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                     8           SHARED VOTING POWER

                                             -0-
            --------------------------------------------------------------------
                     9           SOLE DISPOSITIVE POWER

                                             809,500
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        809,500
--------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.2%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 45076109                       13D             Page 4 of 6 Pages
------------------------------                           -----------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

      Item 3 is hereby amended and restated as follows:

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

            The aggregate  purchase  price of the 809,500 Shares of Common Stock owned by Steel  Partners II is  $2,179,977.  The Shares of Common Stock owned by
Steel Partners II were acquired with partnership funds.

      Item 5(a) is hereby amended and restated as follows:

            The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 19,490,418 Shares  outstanding,  which is the  total  number of Shares of Common  Stock  outstanding  as  reported  in the
Issuer's  Quarterly Report on Form 10-Q for the thirteen weeks ended November 3,
2001.

            As of the close of business  on April 17,  2002,  Steel  Partners II beneficially  owned 809,500 Shares of Common Stock,  constituting  approximately
4.2% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 809,500
Shares,   constituting  approximately  4.2%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 809,500
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

      Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto  lists all  transactions  in the Issuer's
Common Stock during the past sixty days by the  Reporting  Persons.  All of such transactions were effected in the open market.

      Item 5(e) is hereby amended and restated as follows:

            The  Reporting  Persons  ceased to be five percent  (5%)  beneficial owners of shares of Common Stock of the Issuer on April 17, 2002.

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CUSIP No. 45076109                       13D             Page 5 of 6 Pages
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                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:       April 17, 2002                   STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.
                                                   General Partner

                                              By:  /s/ Warren G. Lichtenstein
                                                   ---------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ---------------------------------
                                              WARREN G. LICHTENSTEIN

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CUSIP No. 45076109                       13D             Page 6 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                    Date of
   Purchased/(Sold)                 Share($)                 Purchase/(Sale)
----------------------              ---------                ---------------

                            STEEL PARTNERS II, L.P.
                            -----------------------

        (55,000)                     1.03000                   (4/08/02)
        (37,300)                     1.04130                   (4/08/02)
     (1,100,000)                     1.00000                   (4/17/02)

                               WARREN LICHTENSTEIN
                               -------------------
                                      None